Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 26, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an Announcement of Results for the year ended December 31, 2008 on March 25, 2009, a copy of which is attached as Exhibit 99.1 hereto.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission, or SEC, on April 25, 2008; and in the Company’s other filings with the SEC.

The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 25, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

March 26, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2008

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2008 (the “Reporting Period”) together with last year’s comparative figures as follows:

CONSOLIDATED INCOME STATEMENT – AUDITED

FOR THE YEAR ENDED 31 DECEMBER

		2008	2007
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2008: RMB134,849 million, 2007: RMB111,286 million)		135,325	111,886
Less: premiums ceded to reinsurers		(156)	(85)

Net written premiums and policy fees		135,169	111,801
Net change in unearned premium reserves		(519)	(397)

Net premiums earned and policy fees		134,650	111,404

Commission File Number 001-31914

		2008	2007
	Note	RMB million	RMB million
Net investment income	1	44,050	44,020
Net realised gains/(losses) on financial assets	2	(6,516)	15,385
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	3	(7,296)	18,843
Other income		1,923	1,720

Total revenues		166,811	191,372

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	4	(17,777)	(17,430)
Accident and health claims and claim adjustment expenses	4	(7,553)	(6,343)
Increase in long-term traditional insurance contracts liabilities	4	(55,281)	(45,334)
Interest credited to long-term investment type insurance contracts	4	(9,212)	(7,181)
Interest credited to investment contracts		(1,358)	(1,138)
Increase in deferred income		(21,139)	(9,859)
Policyholder dividends resulting from participation in profits		(2,492)	(29,251)
Amortisation of deferred policy acquisition costs	5	(11,784)	(13,461)
Underwriting and policy acquisition costs		(3,394)	(2,725)
Administrative expenses		(12,110)	(11,798)
Other operating expenses		(1,891)	(1,651)
Statutory insurance fund		(244)	(219)

Total benefits, claims and expenses		(144,235)	(146,390)

Share of results of associates	6	228	409
Net profit before income tax expenses	7	22,804	45,391
Income tax expenses	8	(1,390)	(6,331)

Commission File Number 001-31914

		2008		2007
	Note	RMB million		RMB million
Net profit			21,414		39,060

Attributable to:
– shareholders of the Company			21,277		38,879
– minority interest			137		181

Basic and diluted earnings per share	9	RMB	0.75	RMB	1.38

Dividends	10		6,501		11,871

Notes:

1	NET INVESTMENT INCOME

	For the year ended 31 December
	2008	2007
	RMB million	RMB million
Debt securities	22,688	16,678

– held-to-maturity securities	9,245	8,305
– available-for-sale securities	13,074	7,881
– at fair value through income (held-for-trading)	369	492
Equity securities	10,097	19,400

– available-for-sale securities	9,566	15,728
– at fair value through income (held-for-trading)	531	3,672
Bank deposits	11,378	9,094
Loans	696	248
Securities purchased under agreements to resell	77	206
Other	(3)	2

Subtotal	44,933	45,628

Commission File Number 001-31914

	For the year ended 31 December
	2008	2007
	RMB million	RMB million
Securities sold under agreements to repurchase	(438)	(1,281)
Investment expenses	(445)	(327)

Total	44,050	44,020

Included in net investment income is interest income of RMB34,851 million (2007: RMB26,238 million) using the effective interest method. The interest income of impaired assets for the year ended 31 December 2008 is zero (2007: RMB463 million).

2.	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended 31 December
	2008	2007
	RMB million	RMB million
Debt securities
Gross realised gains	443	388
Gross realised losses	(59)	(1,256)
Impairments	2,023	(3,403)

Subtotal	2,407	(4,271)

Equity securities
Gross realised gains	16,586	19,868
Gross realised losses	(9,765)	(212)
Impairments	(15,744)	—

Subtotal	(8,923)	19,656

Total	(6,516)	15,385

During the year ended 31 December 2008, the Company recognized impairment expense of RMB 15,744 million (2007: RMB 3,403 million) of available for sale securities for which the Company determined that objective impairment evidence of impairment existed.

Commission File Number 001-31914

During the year ended 31 December 2008, RMB 2,023 million (2007: nil) of previously recognized impairment losses relating to certain available for sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognised and as such the previously recognised impairment loss was reversed.

The proceeds from sales and maturities of available-for-sale securities and the gross realised gains or losses for the years ended 31 December 2008 and 2007 were as follows:

	2008	2007
	RMB million	RMB million
Proceeds from sales and maturities of available-for-sale securities	80,139	79,287
Gross realised gains	17,029	20,256
Gross realised losses	(9,824)	(1,468)

3.	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the year ended 31 December
	2008	2007
	RMB million	RMB million
Debt securities	287	366
Equity securities	(7,583)	18,477

Total	(7,296)	18,843

4.	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2008
Life insurance death and other benefits	17,793	(16)	17,777
Accident and health claims and claim adjustment expenses	7,618	(65)	7,553
Increase in long-term traditional insurance contracts	55,287	(6)	55,281
Interest credited to long-term investment type insurance contracts	9,212	—	9,212

Total insurance benefits and claims	89,910	(87)	89,823

For the year ended 31 December 2007
Life insurance death and other benefits	17,444	(14)	17,430

Commission File Number 001-31914

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
Accident and health claims and claim adjustment expenses	6,433	(90)	6,343
Increase in long-term traditional insurance contracts	45,337	(3)	45,334
Interest credited to long-term investment type insurance contracts	7,181	—	7,181

Total insurance benefits and claims	76,395	(107)	76,288

5	DEFERRED POLICY ACQUISITION COSTS

Group and Company	2008	2007
	RMB million	RMB million
Gross
As at 1 January	40,861	39,245
Acquisition costs deferred	25,240	17,490
Amortisation charged through income	(11,794)	(13,476)
Amortisation charged through equity	3,971	(2,398)

As at 31 December	58,278	40,861

Ceded
As at 1 January	(10)	(15)
Acquisition costs deferred	(10)	(10)
Amortisation charged through income	10	15

As at 31 December	(10)	(10)

Net
As at 1 January	40,851	39,230
Acquisition costs deferred	25,230	17,480
Amortisation charged through income	(11,784)	(13,461)
Amortisation charged through equity	3,971	(2,398)

As at 31 December	58,268	40,851

DAC excluding unrealised gains	61,308	47,862
DAC recorded in unrealised losses	(3,040)	(7,011)

Commission File Number 001-31914

Group and Company	2008	2007
	RMB million	RMB million
Total	58,268	40,851

Current	1,353	1,050
Non-current	56,915	39,801

Total	58,268	40,851

6	INVESTMENTS IN ASSOCIATES

Group	2008	2007
	RMB million	RMB million
At 1 January	6,450	6,071
Additional capital contribution to China Life Property & Casualty Insurance Company Limited (“CLP&C”)	1,200	—
Investment in China Life Insurance Brokers (“CIB”)	7	—
Share of results	228	409
Other equity movements	291	(30)

As at 31 December	8,176	6,450

The Group’s share in investment in associates is as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (Loss)	Interest held
	(RMB million)
Guangdong Development Bank (“GDB”)	PRC	90,584	84,419	2,534	544	20%
CLP&C	PRC	641	356	81	(135)	40%

Total at 31 December 2007		91,225	84,775	2,615	409

GDB	PRC	112,252	105,283	3,542	559	20%
CLP&C	PRC	3,931	2,731	1,300	(331)	40%
CIB	PRC	7	—	—	—	49%

Commission File Number 001-31914

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (Loss)	Interest held
	(RMB million)
Total at 31 December 2008		116,190	108,014	4,842	228

	2008	2007
Company	RMB million	RMB million
As at 1 January	6,071	6,071
Additional capital contribution to CLP&C	1,200	—
Investment in CIB	7	—

As at 31 December	7,278	6,071

7	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2008	2007
	RMB million	RMB million
Employee salary and welfare cost	5,089	5,766
Housing benefits	336	272
Contribution to the defined contribution pension plan	873	575
Depreciation	1,241	1,020
Exchange loss	907	1,032
Auditor’s remuneration	64	66

8	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	For the year ended 31 December
	2008	2007
	RMB million	RMB million
Current taxation-enterprises income tax	2,077	8,730
Deferred taxation	(687)	(2,399)

Taxation charges	1,390	6,331

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2007: 33%) is as follows:

			For the year ended 31 December
			2008	2007
			RMB million	RMB million
Net profit before income tax expenses			22,804	45,391

Tax computed at the statutory tax rate			5,701	14,979
Non-taxable income	(i	)	(4,530)	(6,802)
Additional tax liability from expenses not deductible for tax purposes	(i	)	196	1,310
Other			23	—
Effect on change in statutory tax rate	(ii	)	—	(3,156)

Income taxes at effective tax rate			1,390	6,331

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.
(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

(c)	As at 31 December 2008, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

The movement on the deferred income tax liabilities account is as follows:

	Group
	2008	2007
	RMB million	RMB million
As at 1 January	24,786	19,022
Deferred taxation charged to income statement	(687)	(2,399)
Deferred taxation charged to equity	(11,530)	8,163

As at 31 December	12,569	24,786

Commission File Number 001-31914

	Company
	2008	2007
	RMB million	RMB million
As at 1 January	24,743	18,991
Deferred taxation charged to income statement	(724)	(2,401)
Deferred taxation charged to equity	(11,507)	8,153

As at 31 December	12,512	24,743

(d)	The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax Group	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2007	6,051	658	(12,963)	(12,944)	176	(19,022)
(Charged)/credited to income statement	(5,247)	(304)	5,238	2,502	210	2,399
(Charged)/credited to equity	1,902	—	(10,295)	230	—	(8,163)

As at 31 December 2007	2,706	354	(18,020)	(10,212)	386	(24,786)

As at 1 January 2008	2,706	354	(18,020)	(10,212)	386	(24,786)
(Charged)/credited to income statement	(227)	54	3,750	(3,361)	471	687
(Charged)/credited to equity	(1,666)	—	14,188	(992)	—	11,530

As at 31 December 2008	813	408	(82)	(14,565)	857	(12,569)

Commission File Number 001-31914

	Group As at 31 December
	2008	2007
	RMB million	RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	5,714	8,042
– deferred tax asset to be recovered within 12 months	3,917	1,027

Subtotal	9,631	9,069

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(21,771)	(33,504)
– deferred tax liability to be settled within 12 months	(429)	(351)

Subtotal	(22,200)	(33,855)

Total net deferred income tax liabilities	(12,569)	(24,786)

Deferred tax Company	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2007	6,051	658	(12,932)	(12,944)	176	(18,991)
(Charged)/credited to income statement	(5,247)	(304)	5,240	2,502	210	2,401
(Charged)/credited to equity	1,902	—	(10,285)	230	—	(8,153)

As at 31 December 2007	2,706	354	(17,977)	(10,212)	386	(24,743)

At 1 January 2008	2,706	354	(17,977)	(10,212)	386	(24,743)
(Charged)/credited to income statement	(227)	54	3,807	(3,361)	451	724
(Charged)/credited to equity	(1,666)	—	14,165	(992)	—	11,507

As at 31 December 2008	813	408	(5)	(14,565)	837	(12,512)

Commission File Number 001-31914

	Company As at 31 December
	2008	2007
	RMB million	RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	5,758	8,045
– deferred tax asset to be recovered within 12 months	3,912	1,027

Subtotal	9,670	9,072

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(21,753)	(33,464)
– deferred tax liability to be settled within 12 months	(429)	(351)

Subtotal	(22,182)	(33,815)

Total net deferred income tax liabilities	(12,512)	(24,743)

9	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2008 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2007: 28,264,705,000).

10	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in May 2008, a final dividend of RMB0.42 per ordinary share totalling RMB11,871 million in respect of the year ended 31 December 2007 was declared and was paid in July 2008. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2008.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2009, a final dividend of RMB0.23 per ordinary share totalling approximately RMB6,501 million for the year ended 31 December 2008 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2008.

Commission File Number 001-31914

CONSOLIDATED BALANCE SHEET-AUDITED

AS AT 31 DECEMBER

	2008	2007
	RMB million	RMB million
ASSETS
Property, plant and equipment	18,151	16,771
Deferred policy acquisition costs (“DAC”)	58,268	40,851
Investments in associates	8,176	6,450
Financial assets
Debt securities	575,885	443,181

– held-to-maturity securities	211,929	195,703
– available-for-sale securities	356,220	241,382
– at fair value through income (held-for-trading)	7,736	6,096
Equity securities	75,082	195,147

– available-for-sale securities	68,719	176,133
– at fair value through income (held-for-trading)	6,363	19,014
Term deposits	228,272	168,594
Statutory deposits-restricted	6,153	5,773
Loans	17,926	7,144
Securities purchased under agreements to resell	—	5,053
Accrued investment income	13,149	9,857
Premiums receivables	6,433	6,218
Reinsurance assets	963	966
Other assets	2,285	2,382
Cash and cash equivalents	34,085	25,317

Total Assets	1,044,828	933,704

Commission File Number 001-31914

	As at 31 December 2008	As at 31 December 2007
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Long-term traditional insurance contracts	273,474	218,165
Long-term investment type insurance contracts	362,241	284,588
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	2,629	2,391
– unearned premium reserves	6,265	5,728
Deferred income	74,487	48,308
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	51,713	49,068
– without DPF	1,516	2,234
Securities sold under agreements to repurchase	11,390	100
Policyholder dividends payable	24,358	58,344
Annuity and other insurance balances payable	28,986	14,111
Premiums received in advance	1,811	2,201
Other liabilities	9,882	8,870
Deferred tax liabilities	12,569	24,786
Current income tax liabilities	1,668	8,312
Statutory insurance fund	266	122

Total liabilities	863,255	727,328

Shareholders’ equity
Share capital	28,265	28,265
Reserves	85,378	114,825
Retained earnings	67,006	62,410

Total shareholders’ equity	180,649	205,500

Commission File Number 001-31914

	As at 31 December 2008	As at 31 December 2007
	RMB million	RMB million
Minority interest	924	876

Total equity	181,573	206,376

Total liabilities and equity	1,044,828	933,704

Note: The aging of premiums receivables is within 12 months.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY-AUDITED

FOR THE YEAR ENDED 31 DECEMBER 2008

	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2007	28,265	77,368	34,032	540	140,205
Net profit	—	—	38,879	181	39,060
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to minority interest	—	—	—	(42)	(42)
Appropriation to reserve	—	6,544	(6,544)	—	—
Unrealised gains, net of tax	—	30,913	—	21	30,934
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 31 December 2007	28,265	114,825	62,410	876	206,376

As at 1 January 2008	28,265	114,825	62,410	876	206,376

Commission File Number 001-31914

	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
Net profit	—	—	21,277	137	21,414
Dividends paid	—	—	(11,871)	—	(11,871)
Dividends to minority interest	—	—	—	(93)	(93)
Appropriation to reserve	—	4,810	(4,810)	—	—
Unrealised losses, net of tax	—	(34,247)	—	(48)	(34,295)
Capital contribution	—	—	—	45	45
Others	—	(10)	—	7	(3)

As at 31 December 2008	28,265	85,378	67,006	924	181,573

CONSOLIDATED CASH FLOW STATEMENT-AUDITED

FOR THE YEAR ENDED 31 DECEMBER 2008

	2008	2007
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	22,804	45,391

Adjustments for:
Net investment income	(39,401)	(45,803)
Net realised and unrealised (gains)/losses on financial assets	13,812	(34,228)
Amortisation of deferred policy acquisition costs	11,784	13,461
Increase in deferred income	21,139	9,859
Interest credited to long-term investment type insurance contracts and investment contracts	10,570	8,319
Policy fees	(13,724)	(7,691)
Depreciation and amortisation	1,349	1,070
Amortisation of premiums and discounts	(881)	(648)
Loss on foreign exchange and impairments	658	641

Commission File Number 001-31914

	2008	2007
	RMB million	RMB million
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(25,230)	(17,480)
Financial assets at fair value through income (held-for-trading)	4,394	31,187
Receivables and payables	(9,377)	28,626
Reserves for claims and claim adjustment expenses	238	(107)
Unearned premium reserves	537	382
Long-term traditional insurance contracts	55,290	45,344

Cash generated from operating activities
Income tax paid	(8,583)	(1,261)
Interest received	29,333	26,392
Dividends received	10,067	19,400

Net cash inflow from operating activities	84,779	122,854

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	19,556	26,891
Maturities of debt securities	4,143	8,548
Sales of equity securities	59,340	46,829
Property, plant and equipment	188	207
Purchases:
Debt securities	(119,989)	(134,205)
Equity securities	(49,480)	(80,322)
Property, plant and equipment	(2,825)	(3,388)
Investment in associate	(1,200)	—
Term deposits, net	(60,095)	6,572
Securities purchased under agreements to resell, net	5,053	(5,053)
Other	(11,162)	(4,593)

Net cash outflow from investing activities	(156,471)	(138,514)

Commission File Number 001-31914

	2008	2007
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	11,290	(8,127)
Deposits in long-term investment type insurance contracts and investment contracts	176,269	94,227
Withdrawals from long-term investment type insurance contracts and investment contracts	(94,847)	(90,904)
Contribution from minority shareholders	—	29
Dividends paid to the Company’s shareholders	(11,871)	(3,957)
Dividends paid to minority interest	(93)	(42)
Cash flow from other financing activities	—	45

Net cash inflow/(outflow) from financing activities	80,748	(8,729)

Net increase/(decrease) in cash and cash equivalents	9,056	(24,389)

Cash and cash equivalents
Beginning of year	25,317	50,213
Foreign currency losses on cash and cash equivalents	(288)	(507)

End of year	34,085	25,317

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	20,841	18,536
Short-term bank deposits	13,244	6,781

Commission File Number 001-31914

SEGMENT INFORMATION

1.	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains, Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to China Life Insurance (Group) Company (“CLIC”), share of results of associates and unallocated income taxes.

2.	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

Commission File Number 001-31914

	For the year ended 31 December 2008
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	121,452	831	13,042	—	135,325
Gross written premiums	108,235	324	13,042	—
– Term Life	300	25	—	—
– Whole Life	35,402	274	—	—
– Endowment	45,816	—	—	—
– Annuity	26,717	25	—	—
Policy fees	13,217	507	—	—

Net premiums earned and policy fees	121,434	831	12,385	—	134,650
Net investment income	40,070	3,420	560	—	44,050
Net realised losses on financial assets	(5,927)	(506)	(83)	—	(6,516)
Net fair value losses on assets at fair value through income (held-for-trading)	(6,637)	(566)	(93)	—	(7,296)
Other income	—	—	—	1,923	1,923

Segment revenues	148,940	3,179	12,769	1,923	166,811

Commission File Number 001-31914

	For the year ended 31 December 2008
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,915)	(862)	—	—	(17,777)
Accident and health claims and claim adjustment expenses	—	—	(7,553)	—	(7,553)
Increase/decrease in long-term traditional insurance contracts liabilities	(55,957)	676	—	—	(55,281)
Interest credited to long-term investment type insurance contracts	(9,185)	(27)	—	—	(9,212)
Interest credited to investment contracts	–	(1,358)	—	—	(1,358)
Increase/decrease in deferred income	(21,187)	48	—	—	(21,139)
Policyholder dividends resulting from participation in profits	(2,374)	(118)	—	—	(2,492)
Amortization of deferred policy acquisition costs	(10,265)	(469)	(1,050)	—	(11,784)
Underwriting and policy acquisition costs	(2,422)	(14)	(958)	—	(3,394)
Administrative expenses	(7,790)	(434)	(2,405)	(1,481)	(12,110)
Other operating expenses	(1,429)	(111)	(154)	(197)	(1,891)
Statutory insurance fund	(160)	(11)	(73)	—	(244)

Segment benefits, claims and expenses	(127,684)	(2,680)	(12,193)	(1,678)	(144,235)

Share of results of associates	—	—	—	228	228

Segment results	21,256	499	576	473	22,804

Commission File Number 001-31914

	For the year ended 31 December 2008
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Income tax expenses	—	—	—	(1,390)	(1,390)

Net profit/(loss)	21,256	499	576	(917)	21,414

Attributable to
– shareholders of the Company	21,256	499	576	(1,054)	21,277
– minority interest	—	—	—	137	137

Unrealised gains/(losses) included in shareholders’ equity	(31,417)	(2,682)	(439)	291	(34,247)

	As at 31 December 2008
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets
Financial assets	833,667	71,159	11,641	—	916,467
Deferred policy acquisition costs	55,950	965	1,353	—	58,268
Cash and cash equivalents	31,005	2,647	433	—	34,085

Segment assets	920,622	74,771	13,427	—	1,008,820

Unallocated
Property, plant and equipment					18,151
Other assets					17,857

Commission File Number 001-31914

	As at 31 December 2008
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Total					1,044,828

Liabilities
Insurance contracts
Long-term traditional insurance contracts	272,265	1,209	—	—	273,474
Long-term investment type insurance contracts	360,661	1,580	—	—	362,241
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	—	—	2,629	—	2,629
– unearned premium reserves	—	—	6,265	—	6,265
Deferred income	73,857	630	—	—	74,487
Financial liabilities
Investment contracts
– with DPF	—	51,713	—	—	51,713
– without DPF	—	1,516	—	—	1,516
Securities sold under agreements to repurchase	10,361	885	144	—	11,390

Segment liabilities	717,144	57,533	9,038	—	783,715

Unallocated
Other liabilities					79,540

Total					863,255

Commission File Number 001-31914

	For the year ended 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	98,484	1,503	11,899	—	111,886
Gross written premiums	91,420	876	11,899	—
– Term Life	175	9	—	—
– Whole Life	31,943	678	—	—
– Endowment	40,278	—	—	—
– Annuity	19,024	189	—	—
Policy fees	7,064	627	—	—

Net premiums earned and policy fees	98,470	1,503	11,431	—	111,404
Net investment income	39,489	3,902	629	—	44,020
Net realised gains on financial assets	13,801	1,364	220	—	15,385
Net fair value gains on assets at fair value through income (held-for-trading)	16,904	1,670	269	—	18,843
Other income	—	—	—	1,720	1,720

Segment revenues	168,664	8,439	12,549	1,720	191,372

Commission File Number 001-31914

	For the year ended 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,463)	(967)	—	—	(17,430)
Accident and health claims and claim adjustment expenses	—	—	(6,343)	—	(6,343)
Increase/decrease in long-term traditional insurance contracts liabilities	(45,370)	36	—	—	(45,334)
Interest credited to long-term investment type insurance contracts	(7,157)	(24)	—	—	(7,181)
Interest credited to investment contracts	—	(1,138)	—	—	(1,138)
Increase in deferred income	(9,828)	(31)	—	—	(9,859)
Policyholder dividends resulting from participation in profits	(25,729)	(3,522)	—	—	(29,251)
Amortization of deferred policy acquisition costs	(12,182)	(485)	(794)	—	(13,461)
Underwriting and policy acquisition costs	(2,013)	(6)	(703)	(3)	(2,725)
Administrative expenses	(7,214)	(606)	(2,192)	(1,786)	(11,798)
Other operating expenses	(1,343)	(132)	(106)	(70)	(1,651)
Statutory insurance fund	(163)	(1)	(55)	—	(219)

Segment benefits, claims and expenses	(127,462)	(6,876)	(10,193)	(1,859)	(146,390)

Share of results of associates	—	—	—	409	409

Segment results	41,202	1,563	2,356	270	45,391

Commission File Number 001-31914

	For the year ended 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Income tax expenses	—	—	—	(6,331)	(6,331)

Net profit/(loss)	41,202	1,563	2,356	(6,061)	39,060

Attributable to:
– shareholders of the Company	41,202	1,563	2,356	(6,242)	38,879
– minority interest	—	—	—	181	181

Unrealised gains/(losses) included in shareholders’ equity	27,758	2,743	442	(30)	30,913

	As at 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets
Financial assets	748,831	73,988	11,930	—	834,749
Deferred policy acquisition costs	39,037	764	1,050	—	40,851
Cash and cash equivalents	22,711	2,244	362	—	25,317

Segment assets	810,579	76,996	13,342	—	900,917

Unallocated
Property, plant and equipment					16,771
Other assets					16,016

Total					933,704

Commission File Number 001-31914

	As at 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Liabilities
Insurance contracts
Long-term traditional insurance contracts	216,280	1,885	—	—	218,165
Long-term investment type insurance contracts	283,520	1,068	—	—	284,588
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	—	—	2,391	—	2,391
– unearned premium reserves	—	—	5,728	—	5,728
Deferred income	47,761	547	—	—	48,308
Financial liabilities
Investment contracts
– with DPF	—	49,068	—	—	49,068
– without DPF	—	2,234	—	—	2,234
Securities sold under agreements to repurchase	90	9	1	—	100

Segment liabilities	547,651	54,811	8,120	—	610,582

Unallocated
Other liabilities					116,746

Total					727,328

Commission File Number 001-31914

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The Hong Kong Institute of Certified Public Accountants has issued some standards, amendments and interpretations which were effective for accounting periods beginning on or after 1 January 2008 (details are in Note 2 to the consolidated financial statements included in the 2008 annual report).

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am pleased to present to you the Group’s operating results for the Reporting Period.

2008 has been an extraordinary year for China. During the first half of the year, the country was hit by the snow storm in Southern China at the beginning of the year, and then by the devastating earthquake in Sichuan on 12 May 2008. In the second half of the year, China felt the impact of the global financial crisis. Due to these external factors, the Company’s operating and development environment has become very challenging. In response to this, the Company accurately assessed the macroeconomic and financial situation, the competition landscape and trends of the industry, and adopted proactive and prudent measures. As a result, the Company continued to be one of the strongest performers in the industry. The Company further enhanced its overall strength, leading position in the life insurance industry and social recognition during the year, making solid progress in the mode of development with its own characteristics.

For the Reporting Period, the Group’s total revenues reached RMB166,811 million, net profit attributable to shareholders of the Company was RMB21,277 million, and the basic and diluted earnings per share was RMB0.75. The Board of Directors recommended the payment of a final dividend of RMB0.23 per share for the year ended 31 December 2008. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Monday, 25 May 2009.

The Company is the core member of China Life Insurance (Group) Company, which has been listed in “Fortune Global 500” and the World Brand Lab’s “The World’s 500 Most Influential Brands”. In 2008, the Company received the “Best Corporate Governance” award by Finance Asia, and the “Best Insurance Company in Asia 2008” and the “Best Insurance Company in China 2008” awards by Euromoney. In January 2009, Standard & Poor Rating Services, Moody’s Investors Service and Fitch Ratings assigned “A+”, “A1” and “A+” to the Company respectively, with a stable rating outlook.

Commission File Number 001-31914

Substantial business growth and further enhancement in financial strength

During the year, the Company fully leveraged the resources of its local branches, sales force and bancassurance channels by adopting the proactive competition strategy, resulting in a rapid growth of its insurance business. During the Reporting Period, the Group’s gross written premiums and policy fees reached RMB135,325 million, an increase of 20.9% from 2007.

According to the data released by China Insurance Regulatory Commission, under PRC Generally Accepted Accounting Principles (“PRC GAAP”), the Company’s market share in 2008 was about 40.3%, up 0.5 percentage point from 2007, further enhancing the Company’s leading position in the life insurance market of China1.

As at the end of the Reporting Period, the Group’s total assets reached RMB1,044,828 million, an increase of 11.9% from the end of 2007. The embedded value reached RMB240,087 million, and the solvency ratio was 310%. For the Reporting Period, value of one year’s sales of the Company reached RMB13,924 million, an increase of 15.6% from 2007.

Meeting with market changes proactively and emphasizing sustainability of development

In 2008, in response to the increasingly acute competition in the insurance market, the Company continued to optimize its business structure and enhance long-term development sustainability. The Company focused on the development of traditional and participating products as well as moderate growth of investment-related products such as unit-linked insurance products and universal life insurance products, with a view to continually enhancing the profitability of its insurance products and business; emphasized on the development of long-term regular premium products to further optimize the business structure; and emphasized on the development of protection-oriented insurance products to continue to enhance the core competitiveness of its insurance products.

In 2008, the Group’s first-year regular gross written premiums reached RMB30,280 million, an increase of 24.3% from 2007. First-year regular gross written premiums accounted for 93.4% of first-year gross written premiums of long-term traditional insurance contracts. Moreover, the Company’s Policy Persistency Rate2 (14 months and 26 months) reached 92.50% and 86.05% respectively. Surrender Rate3 fell to 4.38%, a 1.62 percentage point decrease from 2007.

[1]	For the purpose of this announcement, refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region
[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[3]	According to PRC GAAP

Commission File Number 001-31914

Prudent investment strategy, further optimizing investment portfolio

The sharp fall in capital markets during 2008 due to global financial crisis resulted in substantial pressure on the Company’s investment. The Company adopted the prudent investment strategy, optimized the investment portfolio according to the market situations by reducing the proportion of equity investment and increased the investment in fixed-income securities, and endeavored to increase the efficiency of investment. As at the end of the Reporting Period, the proportion of debt securities increased from 52.1% at the end of 2007 to 61.4%, the proportion of term deposits increased from 19.8% at the end of 2007 to 24.4%, and the proportion of equity securities decreased from 23.0% at the end of 2007 to 8.0%.

The Company correctly assessed the situation in the international financial markets, and effectively controlled its investment risk during the market turmoil. The Company did not invest in any foreign debts, stocks and derivatives directly related to the subprime crisis. Moreover, the Company’s US$ 260 million investment in the initial public offering of Visa International generated an investment return of close to 70%.

As at the end of the Reporting Period, the Group’s investment assets reached RMB 937,403 million, an increase of 10.3% from the end of 2007. For the Reporting Period, the net investment yield4 was 4.96% and the gross investment yield5 was 3.40%.

Steady development of distribution channels and sales teams

In 2008, the exclusive individual agents channel continued to be the core distribution channel for the Company, supplemented by the group insurance and bancassurance channels. These three channels witnessed steady development in the year. While ensuring the Company’s business growth, the exclusive agents channel focused on the sale of long-term regular premium products, the group insurance channel focused on developing the more profitable accident insurance business, and regular-premium business through the bancassurance channel also grew quite strongly.

As at the end of the Reporting Period, the Company had about 716,000 exclusive agents, an increase of 78,000 from the end of 2007. The proportion of exclusive agents holding valid licenses was 99.6%, an increase of 1.5 percentage points from the end of 2007. The Company optimized the structure of its direct sales team, which has over 12,600 representatives. The Company had nearly 94,000

[4]	The net investment yield = net investment income /( (investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)
[5]	The gross investment yield = (net investment income + net realized gains/(losses) on financial assets + net fair value gains/(losses) on assets at fair value through income) /( (investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period) / 2)

Commission File Number 001-31914

intermediary bancassurance outlets, including commercial bank branches, postal savings outlets and cooperative savings institutions. In addition, the Company has over 26,000 client service managers for its bancassurance channel, an increase of 44% from the end of 2007, while the number of financial advisors in the bancassurance channel was over 11,000, an increase of 110% from the end of 2007.

Accelerating management reform and innovation and enhancing risk control capability

In 2008, the Company continued to deepen the reform on the modern enterprise management system. While optimizing the provincial centralization of business management, customer service, finance and information technology, the Company also initiated centralized management of the exclusive agents distribution channel at the provincial level. Five regional audit centers directly subordinate to the headquarter were established, and the internal audit system was rebuilt to strengthen the audit and supervision capabilities of the Company. In addition, the Company restructured the information technology function, and established its Beijing research and development centre and Shanghai database centre to form a professional research and development and operation support system.

In 2008, the Company further enhanced its internal risk control system. The Company established Sales Supervision Department and restructured its Internal Control and Compliance Department and Legal Affairs Department into Internal Control and Risk Management Department and Legal Affairs and Compliance Department through functional adjustment to clarify roles and responsibilities of risk management and properly allocate resources. The Company’s risk control capability was further improved by strengthening its risk prospecting system, implementing special-purpose risk audits, stepping up efforts on investigation of improper sales cases, and implementing continuous auditing and effectiveness monitoring of the entire system.

Corporate governance

In 2008, the Company aimed at continually improving its corporate governance structure and system so that its shareholders’ general meeting, Board of Directors, Supervisory Committee and senior management could fully perform their roles in decision-making, strategy execution, operating management and risk monitoring and control. During the year, the composition of the Board of Directors and its committees were readjusted with the election of new directors, namely, Mr. Miao Jianmin, Mr. Lin Dairen and Ms. Liu Yingqi. The Board of Directors believes that the three newly elected directors, with their rich experiences in the insurance industry, would make considerable contribution to the Company.

Commission File Number 001-31914

Corporate Social Responsibility

The Company has always been a caring member of the society and has proactively fulfilled its social responsibilities. In 2008, the Company, the Company’s employees and exclusive agents, together with China Life Charity Foundation donated more than RMB 60 million after the snow storm in Southern China and the earthquake in Wenchuan, Sichuan. In addition, the Company donated accident insurance to 12 types of disaster relief personnel such as soldiers and policemen involved in these events. China Life Charity Foundation also announced to cover basic living expenses of earthquake orphans. For supporting the national aerospace development, the Company provided insurance for the astronauts and scientists of the Shenzhou VII spacecraft. The Company was also conferred with the “Olympic Volunteers Advanced Organizational Units” for the excellent performance of its Olympic Audience Call Center volunteer team. Further, the Company received the China Charity Award, the highest charity award from the government, for the Company’s outstanding charitable contributions.

Outlook

2009 is expected to be a more difficult year full of uncertainties, both for international and domestic economies and financial markets. In accordance with the requirements of all-round, coordinated and sustainable development, the Company considers development as its top priority, and will strive to achieve stable growth of insurance business. Meanwhile, the Company will continue to enhance business profitability through significantly restructuring the mix of its insurance portfolio. It will also further carry on the reform on its modern operation and management system to drive the momentum for continuous growth. Moreover, the Company will continue to strengthen its risk management and control capabilities to ensure sound business development. The Company will strive to capture business opportunities as its own situation permits, while emphatically guarding against various risks. The Company is also committed to further growing its business, fulfilling its social responsibilities and further enhancing its corporate image and brand awareness to achieve “the maximum efficiency, the best image and the highest returns” and create greater value for shareholders.

Commission File Number 001-31914

OPERATING RESULTS

1.	GROSS WRITTEN PREMIUMS AND DEPOSITS

For the year ended 31 December							RMB million
	Gross written premiums			Deposits			Policy fees
	2008	2007	Change (%)	2008	2007	Change (%)	2008	2007	Change (%)
Individual life insurance	108,235	91,420	18.4	155,163	72,069	115.3	13,217	7,064	87.1
First-year business	32,099	25,480	26.0	144,396	60,182	139.9
Single	1,828	1,273	43.6	139,281	56,644	145.9
First-year regular	30,271	24,207	25.1	5,115	3,538	44.6
Renewal business	76,136	65,940	15.5	10,767	11,887	-9.4

Group life insurance	324	876	-63.0	21,106	22,158	-4.7	507	627	-19.1
First-year business	315	854	-63.1	21,106	22,143	-4.7
Single	306	705	-56.6	21,106	22,061	-4.3
First-year regular	9	149	-94.0	—	82	-100.0
Renewal business	9	22	-59.1	—	15	-100.0

Accident and health insurance	13,042	11,899	9.6
Short-term accident insurance	6,153	5,495	12.0
Short-term health insurance	6,889	6,404	7.6

Total	121,601	104,195	16.7	176,269	94,227	87.1	13,724	7,691	78.4

Commission File Number 001-31914

2.	ANALYSIS ON MAIN ITEMS OF INCOME STATEMENT

Year ended 31 December 2008 compared with year ended 31 December 2007

For the year ended 31 December			RMB million
	2008	2007	Change (%)
Net premiums earned and policy fees	134,650	111,404	20.9
Individual life insurance business	121,434	98,470	23.3
Group life insurance business	831	1,503	-44.7
Accident and health insurance business (short-term products)	12,385	11,431	8.3

Net investment income	44,050	44,020	0.1

Net realized gains/(losses) on financial assets	(6,516)	15,385	-142.4

Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	(7,296)	18,843	-138.7
Debt securities	287	366	-21.6
Equity securities	(7,583)	18,477	-141.0

Other Income	1,923	1,720	11.8

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by 20.9% from 2007. This increase was primarily due to increases in net premiums earned from the individual life insurance and accident and health insurance businesses, and increase in policy fees from individual life insurance business.

Net premiums earned from participating products of long-term traditional insurance contracts were RMB60,305 million in 2008, an increase of 28.4% from RMB46,972 million in 2007. This increase was primarily due to our increased sales efforts for participating products. Of total net premiums earned in 2008, RMB2,134 million was attributable to single premium products and RMB106,425 million was attributable to regular premium products (including both first-year and renewal premiums).

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by 23.3% from 2007. This increase was primarily due to increases in the business volume of traditional and participating products of individual life insurance business.

Commission File Number 001-31914

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by 44.7% from 2007. This decrease was primarily due to the significant impact on the supplemental corporate annuity market from the corporate annuity policy put forward by the government. Under such circumstance, the Company changed our business model and actively readjusted our annuity business strategy.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by 8.3% from 2007. This increase was primarily due to our increased sales efforts for accident and health insurance business.

Net Investment Income

Net investment income increased by 0.1% from 2007. This increase was primarily due to the increase of fixed-income investment, which offset in part the decrease in investment yield.

The net investment yield for 2008 was 4.96%, a 0.8 percentage point decrease from 2007. This decrease was primarily due to the decrease of dividends from equity investments.

Net Realized Gains on Financial Assets

Net realized gains on financial assets decreased by 142.4% from 2007. This decrease was primarily due to the sharp fall of capital market.

Net Fair Value Gains on Assets at Fair Value through Income (Held-for-Trading)

Net fair value gains on assets at fair value through income (held-for-trading) decreased by 138.7% from 2007.

In particular, net fair value gains on assets at fair value through income (held-for-trading) on debt securities decreased by 21.6% from 2007. Net fair value gains on assets at fair value through income (held-for-trading) on equity securities decreased by 141% from 2007.

This decrease was primarily due to the sharp fall of capital market.

Commission File Number 001-31914

Other Income

Other income increased by 11.8% from 2007. This increase was primarily due to the increase in the fee income from relevant agency business.

For the year ended 31 December			RMB million
	2008	2007	Change (%)
Insurance benefits and claims	(89,823)	(76,288)	17.7
Individual life insurance business	(82,057)	(68,990)	18.9
Group life insurance business	(213)	(955)	-77.7
Accident and health insurance business (short-term products)	(7,553)	(6,343)	19.1

Interest credited to investment contracts	(1,358)	(1,138)	19.3

Increase in deferred Income	(21,139)	(9,859)	114.4

Policyholder dividends resulting from participation in profits	(2,492)	(29,251)	-91.5

Amortization of deferred policy acquisition costs	(11,784)	(13,461)	-12.5

Underwriting and policy acquisition costs	(3,394)	(2,725)	24.6

Administrative expenses	(12,110)	(11,798)	2.6

Other operating expenses	(1,891)	(1,651)	14.5

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by 17.7% from 2007. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by 2% to RMB17,777 million in 2008 from RMB17,430 million in 2007. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 13.1% and 15.6% in 2008 and 2007 respectively. Interest credited to long-term investment-type insurance contracts increased by 28.3% to RMB9,212 million in 2008 from RMB7,181 million in 2007. This increase primarily reflected an increase in the total policyholder account balance.

Commission File Number 001-31914

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by 25.2% to RMB47,531 million in 2008 from RMB37,962 million in 2007. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits decreased by 4.7% to RMB8,813 million in 2008 from RMB 9,248 million in 2007; the increase in liability of long-term traditional insurance contracts increased by 37.8% to RMB31,060 million in 2008 from RMB22,548 million in 2007; and the interest credited to long-term investment-type insurance contacts increased by 24.2% to RMB7,658 million in 2008 from RMB6,166 million in 2007.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by 18.9% from 2007. This increase was primarily due to the increase in business volume and the accumulation of liabilities.

Of these insurance benefits and claims, life insurance death and other benefits increased by 2.7% to RMB16,915 million in 2008 from RMB16,463 million in 2007. This increase was primarily due to the increase in the number of policies in force, the accumulation of liabilities and the number of insurance policies reaching maturity. The increase in liability of long-term traditional insurance contracts increased by 23.3% to RMB55,957 million in 2008 from RMB45,370 million in 2007. The increase in liability of long-term traditional insurance contracts was primarily due to the increase in business volume and the accumulation of liabilities.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by 77.7% from 2007. This decrease was primarily due to a decrease in business volume of group life insurance business.

Of these insurance benefits and claims, life insurance death and other benefits decreased by 10.9% to RMB862 million in 2008 from RMB967 million in 2007 and the increment in long-term traditional insurance contracts liabilities decreased by RMB640 million to RMB(676) million in 2008 from RMB (36) million in 2007.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business (both of which comprise short-term products) increased by 19.1% from 2007. This increase was primarily due to an increase in business volume.

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Interest Credited to Investment Contracts

Interest credited to investment contracts increased by 19.3% from 2007. This increase primarily reflected an increase in the total investment contracts account balance. Interest credited to participating investment contracts increased by 20.2% to RMB1,309 million in 2008 from RMB1,089 million in 2007.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. The increase in deferred income increased by 114.4% from 2007. This increase was primarily due to an increase in business volume.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by 91.5% from 2007. This decrease was primarily due to a decrease in investment yield for participating products.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs decreased by 12.5% from 2007. This decrease was primarily due to a decrease in investment yield.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by 24.6% from 2007. Underwriting and policy acquisition costs were approximately 2.5% of net premiums earned and policy fees both in 2008 and 2007.

Underwriting and policy acquisition costs in the individual life insurance business increased by 20.3% from 2007. This increase was primarily due to an increase of business volume and the more intense market competition. Underwriting and policy acquisition costs in the group life insurance business increased by 133.3% from 2007. This increase was primarily due to an increase of business volume and the more intense market competition. Underwriting and policy acquisition costs in the accident and health insurance business increased 36.3% from 2007. This increase was primarily due to an increase of business volume and the more intense market competition.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as employees’ remuneration and other administrative expenses. Administrative expenses increased by 2.6% from 2007. This increase was primarily due to an increase in business volume and stricter internal cost control.

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Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by 14.5% from 2007. This increase was primarily due to the increase in donation expense and interest for securities sold under agreements to repurchase.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, decreased by 78.0% from 2007. This decrease was primarily due to a decrease of net profit before income tax. Our effective tax rate for 2008 was 6.1%, which decreased by 7.8 percentage points from an effective tax rate for 2007 of 13.9%. The decrease was due to a decrease in net profit before income tax.

For the year ended 31 December			RMB million
	2008	2007	Change (%)
Net profit attributable to shareholders of the Company	21,277	38,879	-45.3
Individual life insurance business	21,256	41,202	-48.4
Group life insurance business	499	1,563	-68.1
Accident and health insurance business (short-term products)	576	2,356	-75.6

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company decreased by 45.3% from 2007.

Individual Life Insurance Business

Net profit in the individual life insurance business decreased by 48.4% from 2007. This decrease was primarily due to the decrease in investment income.

Group Life Insurance Business

Net profit in the group life insurance business decreased by 68.1% from 2007. This decrease was primarily due to the decrease in investment income.

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Accident and Health Insurance Business

Net profit in the accident and health insurance business (both of which comprise short-term products) decreased by 75.6% from 2007. This decrease was primarily due to the more intense market competition.

EMBEDDED VALUE

Summary of Results

The embedded value as at 31 December 2008, the value of one year’s sales for the 12 months to 31 December 2008 and their corresponding numbers in 2007 are shown below.

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

ITEM	2008	2007
A Adjusted Net Worth	137,816	168,175
B Value of In-Force Business before Cost of Solvency Margin	122,898	100,659
C Cost of Solvency Margin	(20,626)	(16,266)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	102,271	84,393
E Embedded Value (A + D)	240,087	252,568

F Value of One Year’s Sales before Cost of Solvency Margin	17,528	14,578
G Cost of Solvency Margin	(3,604)	(2,531)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	13,924	12,047

Note: Numbers may not be additive due to rounding.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

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Table 2

Analysis of Embedded Value Movement in 2008 (RMB million)

ITEM	RMB million
A Embedded Value at Start of Year	252,568
B Expected Return on Embedded Value	18,494
C Value of New Business in the Period	13,924
D Operating Experience Variance	(1,527)
E Investment Experience Variance	(33,651)
F Methodology, Model and Assumption Changes	(1,631)
G Market Value Adjustment	4,897
H Exchange Gains or Losses	(905)
I Shareholder Dividend Distribution	(11,873)
J Other	(209)
K Embedded Value as at 31 December 2008 (sum A through J)	240,087

Notes:	1)	Numbersmay not be additive due to rounding.

	2)	ItemsB through J are explained below:

		B Reflects unwinding of the opening value of in-force business and value of new business sales in 2008 plus the expected return on investments supporting the 2008 opening net worth.

		C Value of new business sales in 2008.

		D Reflects the difference between actual 2008 experience (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

		E Compares actual with expected investment returns during 2008.

		F Reflects the effect of projection method enhancements, model and assumption revisions.

		G Change in the market value adjustment from the beginning of year 2008 to the end of the year 2008.

		H Reflect the gains or losses due to change in exchange rate.

		I Reflects dividends distributed to shareholders during 2008.

		J Other miscellaneous items.

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SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	102,271	13,924
Risk discount rate of 11.5%	96,505	13,061
Risk discount rate of 10.5%	108,493	14,855
10% increase in investment return	122,135	16,484
10% decrease in investment return	82,417	11,366
10% increase in expenses	100,472	12,400
10% decrease in expenses	104,070	15,448
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	100,952	13,783
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	103,965	14,066
10% increase in lapse rates	100,841	13,671
10% decrease in lapse rates	103,776	14,192
10% increase in morbidity rates	100,692	13,757
10% decrease in morbidity rates	103,864	14,091
Solvency margin at 150% of statutory minimum	92,307	12,101
10% increase in claim ratio of short term business	102,024	13,421
10% decrease in claim ratio of short term business	102,519	14,426
VNB under 2007 Assumptions	—	14,424

DIFFERENCE IN ACCOUNTING STANDARDS

On 7 August 2008, the Ministry of Finance issued the No.2 Interpretation of Accounting Standard for Business Enterprises, which requires dual listed companies to recognise, measure and report the same items with same accounting policies and estimates, unless

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exempted in the Interpretation. According to the Notification on the implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises during 2008 Annual Report preparation, issued by the Ministry of Finance on 26 December 2008, and the No. 48 [2008] Announcement issued by China Securities Regulatory Commission on 28 December 2008, listed companies who issued both A shares and H shares were required to take steps to remove the differences under different Accounting Standards and make appropriate disclosures in their 2008 A Share Annual Report. China Insurance Regulatory Commission issued the Notification on the Implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector (No.1 [2009] of China Insurance Regulatory Commission). According to this notification, when insurance companies prepare their 2009 financial reports, the accounting policies that cause differences in A Share and H Share financial reports will be modified. The implementation standard will be issued later. The Group is waiting for the implementation standards to evaluate the effect of the No.2 Interpretation of Accounting Standard for Business Enterprises.

1.	Net profit reconciliation from PRC GAAP to HKFRS

		RMB million
	For the year ended 31 December 2008	For the year ended 31 December 2007
Net profit attributable to shareholders of the Company under the PRC GAAP	10,068	28,116
Reconciling items:
Insurance related adjustments	14,581	10,486

– Deferred policy acquisition costs (i)	13,448	4,019
– Premiums, benefits and reserves of insurance and investment contracts (ii)	1,133	6,467
Impact on associates incurred from difference in accounting standards (iii)	259	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	105	112
Deferred tax effects	(3,736)	165

Net profit attributable to shareholders of the Company under HKFRS	21,277	38,879

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2.	Shareholders’ equity reconciliation from PRC GAAP to HKFRS

		RMB million
	As at 31 December 2008	As at 31 December 2007
Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	134,957	170,213
Reconciling items:
Insurance related adjustments	61,902	48,393

– Deferred policy acquisition costs (i)	58,270	40,852
– Premiums, benefits and reserves of insurance and investment contracts (ii)	3,632	7,541
Impact on associates incurred from difference in accounting standards (iii)	259	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	(1,239)	(1,344)
Deferred tax effects	(15,230)	(11,762)

Shareholders’ equity attributable to shareholders of the Company under HKFRS	180,649	205,500

Notes:

(i)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, The costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business are deferred. DAC for long-term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contracts.

(ii)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the long-term products are classified into four categories: long-term traditional insurance contracts, long-term investment type insurance contracts,

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investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

(iii)	Impact on associates incurred from difference in accounting standards

The difference between PRC GAAP and HKFRS exist in the Company’s associate, China Life Property and Casualty Insurance Company Limited. The impact on the profit and shareholders’ equity of China Life Property and Casualty Insurance Company Limited from above difference influence the Croup through equity method.

(iv)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under PRC GAAP, the Group recognized capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

CORPORATE GOVERNANCE

During the year 2008, the Company complied with all the code provisions under the Code on Corporate Governance Practices (the “Code”) published by The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Company also adopted certain recommended best practices under appropriate circumstances.

Currently the Board of Directors consists of thirteen members. Six of them are independent non-executive directors and three of them are non-executive directors, which represents over half of the Board of Directors. This complies with the minimum requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange relating to the appointment of at least three independent non-executive directors and also exceeds the recommended best practice under the Code that one third of the board be represented by independent non-executive directors.

In order to foster sound corporate governance and operate in a more efficient manner, the Articles of Association, Procedural Rules for Shareholders’ General Meetings, Procedural Rules for Board of Directors Meetings and Procedural Rules for Supervisory Committee Meetings have been revised appropriately pursuant to the relevant newly enacted laws and regulations of the places where the Company is listed. The shareholders’ general meetings, the board meetings and the supervisory committee meetings are functioning efficiently pursuant to the Articles of Association and their respective rules and procedures.

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During 2008, in order to improve the corporate governance of the Company and continue with special-purpose activities for corporate governance, the Company took effective measures and conducted sustaining rectification tasks with a view to improving operation efficiency of the Board of Directors and enhancing the communication with investors. The Company also endeavored to continuously improve its information disclosure system and procedures, enhance initiative on information disclosure, increase transparency of the Company’s operations, and ensure that investors, especially medium and small investors, have equal access to information about the Company. For more details, please refer to the Sustaining Rectification Report on Corporate Governance published on the Shanghai Stock Exchange on 30 July 2008.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS OF H SHARES

The Company’s Annual General Meeting will be held on Monday, 25 May 2009. The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Saturday, 25 April 2009 to Monday, 25 May 2009 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share Shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2009.

The Company will announce separately on the Shanghai Stock Exchange details of A Share Shareholders’ eligibility for attending the Annual General Meeting.

RECOMMENDATION OF FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS OF H SHARES

The Board of Directors has recommended a final dividend of RMB0.23 per share, amounting to approximately RMB6,501 million, subject to the approval of shareholders at the forthcoming Annual General Meeting. If approved, the final dividend is expected to be paid on or about Monday, 3 August 2009 to the H Share Shareholders whose names appear on the H Share register of members of the Company on Monday, 25 May 2009. The H Share register of members of the Company will be closed from Saturday, 25 April 2009 to Monday, 25 May 2009 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share Shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2009.

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The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of 2008 final dividend to A Share Shareholders.

REVIEW OF ACCOUNTS

The Audit Committee of the Company has reviewed the Group’s consolidated financial statements for the year ended 31 December 2008, including the accounting principles and practices adopted by the Group, in conjunction with the Company’s external auditors and internal auditors.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement is published on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the website of the Company at www.e-chinalife.com.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin

Independent nonexecutive directors:	Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay, Mr. Cai Rang, Mr. Ngai Wai Fung

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED Yang Chao
Chairman

Beijing, China, 25 March 2009